Exhibit 4.1A1

March 30, 2007

Semoran Financial Corporation
237 Fernwood Boulevard, Suite 109
Fern Park, Florida 32730
Attention: Lloyd J. Weber, Chairman and CEO

Dear Mr. Weber:

            Pursuant to prior discussions, the undersigned hereby subscribes to __________ shares of Series A Preferred (the "Shares"), the terms and conditions of which are described in the certain Certificate of Designation, dated March 21, 2007 (the "Certificate of Designation"), which was adopted by the Board of Directors of Semoran Financial Corporation (the "Corporation") by unanimous consent on March 21, 2007, and receipt of a copy of which is hereby acknowledged.

            It is hereby agreed and understood that I am paying the subscription price of the Shares by means of foregoing my right to be repaid $__________________ of advances I have made to the Corporation. Consistent therewith, I hereby acknowledge that, upon acceptance of this subscription by the Corporation, any and all of my rights to be repaid such advances are now limited to the rights and obligations of the holder of the Shares as stated in the Certificate of Designation.

            In addition, it is hereby agreed and understood that I will use any and all redemption proceeds due or paid to me by the Corporation in redemption of the Shares to purchase shares of common stock, par value $.01, of the Corporation at the purchase price of $10 per share.

_______________________________ Name
Subscription Accepted: Semoran Financial Corporation _____________________________________ Name Title Date